DATE: SEPTEMBER 24th 2003

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Financial results for the year ended June 30, 2003

LONDON, United Kingdom, DATE September 24th, 2003, Crew Development Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF): For the year ended June 30, 2003, Crew Development Corporation (“Crew”) recorded a net loss of CAD 18.9 million (CAD 0.14 per share), versus a net loss of CAD 40.8 million (CAD 0.31 per share) in 2002. Included in the net loss was CAD 11.3 million linked to the disposal and depreciation of non-core assets, including a loss on investment in Metorex Ltd. of CAD 5.5 million arising from the sale and decline in market value of Metorex shares, a loss on NPGP of CAD 2.9 million reflecting a provision for decline in market value, and provisions for the impairment of CAD 2.9 million in the value of the Company's investment in Asia Pacific Resources Ltd. Cash on hand at June 30, 2003 amounted to CAD 6.7 million (June 30, 2002 – CAD 4.4 million). In line with our previously stated goals for cost reduction, overhead costs were down by 35% year-on-year. Crew administrative, office and general expenses for the year ended June 30, 2003, amounted to CAD 5.3 million, compared with CAD 7.8 million (excluding Metorex) for the year ended June 30, 2002.

Corporate Restructuring

During the year the Company completed a corporate reorganisation, whereby corporate management and key technical staff were relocated to the United Kingdom. In the year end accounts the Company provided for restructuring costs of CAD 0.6 million, which includes the costs of terminating staff and closing offices in Norway and Canada.

Subsequent event:

On August 28, 2003, the Company announced that it had placed a NOK 120 million (CAD $21.1 million), three-year senior unsecured convertible bond with institutional investors Deutsche Bank AG, Morgan Stanley International Ltd. and Goldman Sachs International. The bond bears a 9% coupon, payable semi-annually in arrears, and the principal portion of the bond is convertible, at the option of the holder, into common shares of Crew at a conversion price of NOK 3.60 ($0.67) per share.  The maximum number of shares that may be issued upon conversion of the bond is 33.3 million shares.  Closing of the placement occurred on September 8, 2003. An application for the listing of the bond including the prospectus will be submitted to the Oslo Stock Exchange.

Outlook

Over the last year the Company has changed its strategy from having the ambition of becoming a broadly diversified multi-commodity mining company to focus primarily on gold. Crew will maintain focus on identifying new projects with near term cash flow potential as well as develop existing assets.

Crew has prepared a revised mine plan for Nalunaq to allow for full scale production starting in January 2004 and a higher rate of ore production than what was outlined by the 2002 feasibility study. The new mine plan provides for full scale mining at a rate of 420-450 tonnes per day (tpd) to be reached during the first quarter of 2004, versus 350 tpd as projected by the feasibility study. Annual production is targeted at 130,000 oz per year. Crew intends to invest in further exploration and development of the Nalunaq mine and other potentially economical exploration targets within the 1,081 square kilometre exploration licence in south Greenland.

Crew seeks to maintain a balanced portfolio of both exploration projects and cash generating projects. The forthcoming gold production from the Nalunaq gold mine in Greenland, as well as other projects where Crew is investigating the potential for near term production and cash flow, is supportive of Crew’s strategy of becoming a growth oriented gold producer. Crew is well positioned to meet the future with an attractive portfolio of projects, a solid balance sheet and treasury. As a result of the completed restructuring process, and as projects are advanced to the production stage, Crew is forecasting positive cash flow to be reported in 2004.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact Investor Relations Manager Truls Birkeland at our UK Head Office, (TEL +44 1932 268 755) or the Oslo Office (TEL +47 2212 1650), or by email to IR@crew.no .For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewdev.com